

December 20, 2012

Via Facsimile:
Ms. Regina M. Paolillo
Chief Financial Officer
TeleTech Holdings, Inc.
9197 South Peoria Street
Englewood, Colorado 80112

     Re: TeleTech Holdings, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2011
             Filed February 28, 2012
             File No. 1-11919

Dear Ms. Paolillo:

     We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Consolidated Financial Statements

Notes to Consolidated Financial Statements
(1) Overview and Summary of Significant Accounting Policies

Revenue Recognition, page F-11

1. On page 12 you disclose that a majority of your contracts include performance clauses that condition some of your fees on the achievement of agreed upon performance standards or milestones. You further state that these performance standards can be complex and often depend in some measure on your client's actual levels of business activity or other factors outside your control. Please tell us in detail how you recognize

these performance-based arrangements, including notification from your client that the standards have or have not been met.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga, Staff Accountant, at (202) 551-3385 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director